October 24, 2016

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 23, 2016

Form 8-K Filed July 28, 2016

Response Letter Dated September 12, 2016

File No. 1-32395

Dear Mr. Skinner:

Our responses to the comments raised in your letter dated October 7, 2016, are set forth below. The Staff’s comment is shown in bold followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Oil and Gas Operations (Unaudited), page 139

Proved Undeveloped Reserves, page 150

1.	We note your response to prior comment 4 indicating certain proved undeveloped locations related to the Eagle Ford area will not be developed within five years of their initial disclosure and that after considering the answer in Question 131.03 in the C&DIs, you have concluded that continuing to recognize these locations is appropriate.

We are not in a position to agree with your conclusion regarding an exception to the requirements under Rule 4-10(a)(31)(ii) of Regulation S-K based on the facts and circumstances provided in your response related to your Eagle Ford proved undeveloped locations. In this regard, we note your response to prior comment 2 states “by exercising capital flexibility we have slowed the pace of certain investments including our drilling program in the Eagle Ford area” and “this decision did not materially impact our reserves estimates for the Eagle Ford at fiscal year-end 2015, but did impact the conversion timing of undeveloped reserves.” The last bullet in the answer to Question 131.03 indicates delays in development caused by internal factors

U.S. Securities and Exchange Commission

October 24, 2016

such as your decision to slow the pace of investments relating to your drilling program in the Eagle Ford area would not warrant an exception for a time period longer than five years to begin development of those reserves. Please remove any previously disclosed proved undeveloped reserves attributable to Eagle Ford locations which are not planned to be drilled within five years of initial disclosure.

Response:

As stated in our previous response, all Eagle Ford proved undeveloped reserves are scheduled to be drilled within five years in our adopted development plan. There are no proved undeveloped reserves in Eagle Ford that have remained undeveloped for more than five years since initial disclosure.

Eagle Ford development is an important multi-decade continuous drilling program commitment for our company. Our reserves governance provides for recognition of reserves for wells scheduled for development within the first five years of our approved Corporate Operating Plan. The Operating Plan reflects our outlook of future commodity pricing and costs, validates our ability to fund our future development activities, and provides the basis for adoption of the Eagle Ford development plan and final investment decision for the drilling program.

We eliminate reserves from our drilling program for any undeveloped well location that has remained undeveloped for more than five years since initial disclosure to prevent reserves rolling forward without a commitment to develop. Commitment to our Eagle Ford program is well established and demonstrated by a 5-year PUD conversion rate that is in excess of 20 percent. Even in a lower commodity price environment, the 2015 PUD conversion rate was approximately 20 percent and our adopted development plan and Operating Plan financial commitment supports similar PUD conversion rates in Eagle Ford.

As part of our Eagle Ford development plan we maintain a significant inventory of well locations to ensure efficient planning and execution of our continuous drilling program commitment. Removal of any previously disclosed proved undeveloped reserves at year-end 2015 would have resulted in insertion of other wells from our inventory to preserve our continuous drilling commitment. As a result, there would be little to no effect on total proved undeveloped reserves for Eagle Ford.

Form 8-K Filed July 28, 2016

Exhibit 99.1 Press Release

2.	Please revise your presentation of annualized revenue to include disclosure similar to the explanations provided in your response to prior comment 6.

Response:

We will remove the disclosure of annualized revenue going forward, beginning with our earnings release for the third quarter of 2016.

U.S. Securities and Exchange Commission

October 24, 2016

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Don E. Wallette, Jr. Don E. Wallette, Jr.
Executive Vice President, Finance,
Commercial and Chief Financial Officer

cc:	Mr. John V. Faraci

Chairman of the Audit and

Finance Committee

Mr. Ryan M. Lance

Chairman of the Board of Directors and

Chief Executive Officer

Ms. Janet Langford Carrig, Esq.

Senior Vice President, Legal,

General Counsel and Corporate Secretary

Ms. Glenda M. Schwarz

Vice President and Controller

Mr. Dale Nijoka

Ernst & Young LLP